Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FTI Consulting, Inc.:

We consent to the use of our reports dated February 25, 2020, with respect to the consolidated balance sheets of FTI Consulting, Inc. as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement Schedule II, Valuation and Qualifying Accounts, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference.

Our report on the consolidated financial statements refers to the Company’s adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers and FASB ASC Topic 842, Leases.

/s/ KPMG LLP

McLean, Virginia
June 3, 2020